FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3. 4.

News Release dated March 10, 2006 (“RIM Announces Availability of BlackBerry Enterprise Server v4.1")

News Release dated March 10, 2006 (“RIM Acquires Ascendent Systems")

News Release dated March 14, 2006 (“Cable & AIS and RIM Launch the new EDGE-enabled BlackBerry 8700g in Thailand")

News Release dated March 15, 2006 (“CBeyond Launches BlackBerry with BeyondMobile Service")

Page No 3 2 3 3

Document 1

March 10, 2006

FOR IMMEDIATE RELEASE

RIM Announces Availability of BlackBerry Enterprise Server v4.1

New Release Makes it Easier to Manage Larger BlackBerry Deployments, Provides Integration with Enterprise Instant Messaging (IM) Systems, and Incorporates a New Visual Development Tool for Creating Applications from Web Services

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the immediate availability of BlackBerry Enterprise Server™ v4.1 and BlackBerry Enterprise Server – Small Business Edition v4.1 for Microsoft® Exchange and IBM Lotus® Domino™. The latest versions of BlackBerry Enterprise Server build upon the manageability and power of BlackBerry® as a platform for wireless communications and mobile access to corporate data.

Incorporating feedback from thousands of enterprise customers across the globe, BlackBerry Enterprise Server v4.1 includes new functionality that makes it easier than ever to expand populations of BlackBerry users and manage larger scale deployments. The new release further expands wireless communications in the enterprise by providing tight integration with leading platforms for enterprise instant messaging, including Microsoft Windows Messenger, Live Communications Server 2005 and IBM Lotus Sametime. BlackBerry Enterprise Server v4.1 also incorporates support for the new BlackBerry Mobile Data System™ v4.1 (MDS) application development and deployment environment, which includes BlackBerry MDS Studio™ (a new visual development tool for creating BlackBerry wireless applications from Web Services).

“RIM continues to enhance the BlackBerry platform and extend its industry leadership. BlackBerry Enterprise Server v4.1 gives IT departments increased control over their wireless deployments as they extend the benefits of mobility to a broader range of users,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “This release will also provide developers with a new and powerful visual tool to create mobile applications based on the open standard of Web Services.” The BlackBerry wireless platform delivers unparalleled security and utility and continues to be the platform of choice for corporate and government organizations. BlackBerry Enterprise Server v4.1 adds powerful new functionality for administrators, users and developers, including:

o BlackBerry Manager - provides a single common interface for managing multiple BlackBerry Enterprise Servers o Group-based administration - enables properties and tasks such as IT policies, email filters, MDS access controls, application pushes, synchronization settings, auto signatures and software configurations to be easily applied to groups of users
o Support for multiple administrator roles - allows IT departments to control access rights to certain functions based on tiered administration roles from "help desk" to "full administrator"
o Enterprise Instant Messaging - supports presence, group chat, "buddy list" synchronization, message auditing and enterprise access controls with Microsoft and IBM messaging servers
o PIN to PIN and SMS message audit logs - provides an optional setting that enables compliance with corporate or government regulations
o Support for BlackBerry MDS application development and deployment environment
o RSA integration with MDS for authentication
o the ability to easily create BlackBerry client applications that integrate with Web Services using the new BlackBerry MDS Studio visual development tool
o BlackBerry Java™Development Environment v4.1

“As the industry continues to move from wireless messaging to a stronger focus on wireless computing, enterprises will look for stable, robust platforms that allow them development choice, a wide array of IT policies for management and administration, as well as standards-based architectures that allow for easy integration with best of breed products,” said Kevin Burden, Program Manager, Mobile Markets at IDC.

“As a leader in support of the real estate and financial industries, Fidelity National Financial must continually update our mobile staff with important business information,” said Larry Augustine, Fidelity National Financial’s Corporate IT Systems Manager. “BlackBerry Enterprise Server v4.1 provides us with the technical power and capabilities we need to automatically relay critical information throughout the corporation to improve customer service, productivity and communications.”

BlackBerry Enterprise Server v4.1 and BlackBerry Enterprise Server – Small Business Edition v4.1 both support IBM Lotus Domino versions 5.0 through 7.0, as well as Microsoft Exchange version 5.5 through the most recent Exchange 2003 Service Pack 2.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee whatsoever in relation to third party products mentioned herein.

Document 2

March 10, 2006

FOR IMMEDIATE RELEASE

RIM Acquires Ascendent Systems

Acquisition Enables RIM to Deliver Enhanced Voice Solutions to Enterprise Customers

San Jose, CA and Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced it has acquired Ascendent Systems, a leading provider of solutions that simplify voice mobility implementations in the enterprise. Ascendent, a member of the BlackBerry® ISV Alliance Program, makes the Ascendent® Voice Mobility Suite, a standards-based software solution that augments existing PBX (Private Branch Exchange) and IP-PBX (Internet Protocol Private Branch Exchange) systems and supports heterogeneous telephony environments to “push” voice calls and extend corporate desk phone functionality to mobile users on their wireless handset or any wireline phone. Ascendent will become a wholly-owned subsidiary of RIM. Terms of the agreement were not disclosed.

“The Ascendent Voice Mobility Suite is a perfect complement to the BlackBerry Enterprise Solution. This deal allows us to further extend and enhance the use of wireless communications in the enterprise by offering a voice mobility solution that helps customers align their mobile voice and data strategies,” said Jim Balsillie, Chairman and Co-CEO at RIM.

“We developed a solution that extends the identity, security and manageability of the corporate desk phone to the wireless phone. It allows enterprises to be more responsive to their customers, encourages collaboration and increases sales opportunities by providing a mobile user with many essential PBX functions as if the user was at their desk,” said Debbie Miller, CEO, Ascendent Systems.

Ascendent Voice Mobility Suite is a feature rich solution that provides single number reach, consolidation and access to a single voice mail box, and extends desk phone functionality such as PBX dial tone, call transfer and hold, 4 or 5 digit dialing and conference calling capabilities to mobile users. It provides a consistent experience across a mix of telephony systems and simplifies the migration to newer IP-PBX systems. The solution is also SIP-enabled for VoIP and supports BlackBerry WLAN deployments. Ascendent’s solution has been especially well-received by enterprises with heterogeneous telephony environments and customers that also deploy BlackBerry.

In addition to working with RIM, Ascendent has established relationships with mobile carriers and a variety of other technology leaders including Cisco, Intel and Microsoft. For more information about Ascendent Systems, please visit www.ascendentsystems.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s plans and expectations regarding its acquisition of Ascendent and the anticipated benefits of such acquisition. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Such forward-looking statements are subject to a number of risks and uncertainties, including, in particular, risks relating to RIM’s ability to integrate the acquired company into its operations, its ability to realize the anticipated benefits of the acquisition and other risks described in the “Risk Factors” section of RIM’s Annual Information Form for fiscal 2005, which is included in its Annual Report on Form 40-F for fiscal 2005 (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Ascendent is a registered trademark of Ascendent Telecommunications, Inc. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

Document 3

March 14, 2006

FOR IMMEDIATE RELEASE

AIS and RIM launch the new EDGE-enabled BlackBerry 8700g in Thailand

Bangkok, Thailand and Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and Advanced Info Service Public Company Limited (AIS) today announced the launch of the BlackBerry® 8700g™ in Thailand.

Operating on AIS’ EDGE network, the BlackBerry 8700g provides the ultimate balance of performance, design and function to provide a best-in-class solution for “push” email, phone, text messaging, browser, organizer and access to corporate data applications. The BlackBerry 8700g features a completely re-engineered device platform with an Intel® XScale® cellular processor, 64 MB flash memory and 16 MB SDRAM to deliver dramatically faster web browsing, application performance and attachment viewing in an all-in-one stylish device.

“BlackBerry is a reliable, flexible and innovative mobile platform that meets the needs of mobile users in the dynamic business environment in Thailand,” said Mr. Sutichai Cheunchoosil Vice President Enterprise Business Development Advanced Info Service Public Company Limited. “The new BlackBerry 8700g takes full advantage of our high speed EDGE network to provide an exceptional voice, email and data experience.”

The quad-band and EDGE-enabled BlackBerry 8700g supports national and international roaming* and includes premium phone features such as dedicated ‘send,’ ‘end,’ and ‘mute’ phone keys, smart dialing, conference calling, speed dial, call forwarding, as well as speakerphone and Bluetooth® support for wireless hands-free handsets and car kits.

The BlackBerry 8700g also features a bright, high resolution, landscape QVGA (320x240) LCD display that supports more than 65,000 colors and delivers vivid graphics. The device includes an intelligent light sensing technology that automatically adjusts the brightness of the screen and keyboard to optimize visibility in outdoor, indoor and dark environments.

“We are pleased to work with AIS to bring the BlackBerry 8700g to mobile customers in Thailand,” said Norm Lo, Vice President of Asia Pacific at Research In Motion. “Leveraging the power of AIS’ EDGE network and the re-engineered BlackBerry device platform, the BlackBerry 8700g provides an unrivalled user experience for customers who want to remain connected and productive with both voice and data applications in a single device.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

*check with AIS for roaming services

About AIS

Advanced Info Service Public Company Limited (AIS), a subsidiary of Shin Corporation PCL., is the established leader in Thailand’s wireless communications industry after more than 15 years of services with its subscribers based more than 16 millions and market share more than 50%.

To date, AIS service network covers 795 districts (amphur) throughout Thailand, plus international roaming across in six continents. Additionally, indoor coverage has been greatly expanded in both Bangkok and the provinces. AIS has continuously enhanced and expanded its network in order to respond to the market and technological advances, whilst keeping abreast of consumers’ growing demands and needs. It continues to integrate the latest in advanced technology and deliver more than just voice communication, with GPRS and EDGE technology.

AIS strongly believe that wireless communications bring changes to the way Thai people live their life, regardless of who they are and what they do. With endless communications possibilities, the quality of life is better. Visit our web site at www.ais.co.th.

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 4

FOR IMMEDIATE RELEASE

Media Contacts:
Samantha Black
Cbeyond
678-424-2437
samantha.black@cbeyond.net

Justine Siefert
Calysto Communications
404-266-2060 x20
jsiefert@calysto.com

Marisa Conway
Brodeur (for RIM)
212-771-3639
mconway@brodeur.com

Investor Contact
RIM Investor Relations
519-888-7465
investor_relations@rim.com

Cbeyond Launches BlackBerry with BeyondMobile Service

Now Small Businesses Can Enjoy More Productivity on the Go with Email, Calendar, Contacts and More

ATLANTA and WATERLOO, CANADA—March 15, 2006––Cbeyond Inc. (Nasdaq: CBEY) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® wireless platform together with Cbeyond’s BeyondMobile service.

BlackBerry enables Cbeyond subscribers to easily access email, phone, text messaging, Internet, organizer and other data applications from a single, integrated device. By using BlackBerry to wirelessly access business applications, Cbeyond customers will be able to increase productivity and effectiveness for individuals and workgroups.

The BlackBerry solution, including the CDMA-based BlackBerry 7250™, is now offered in conjunction with Cbeyond’s BeyondMobile service. Cbeyond is offering BeyondMobile as a Mobile Virtual Network Operator (MVNO), but with a different approach to bundling and billing voice calling minutes. Because Cbeyond offers landline, Internet and mobile services, it bundles all long distance, toll-free and mobile minutes together. Cbeyond’s small business customers can apply any unused long distance and toll free minutes to their mobile service and vice versa for free. The sharing of minutes is seamless and requires no intervention from the business owner. Cbeyond also lets small businesses pool all mobile minutes across employees so there’s no need to juggle different rate plans.

“We are thrilled to bring the power, innovation and convenience of BlackBerry to our small business customers,” said Brent Cobb, vice president of Mobile Services for Cbeyond. “In market research, our customers told us they want mobile voice and data from Cbeyond. We believe that BlackBerry represents the best-in-class mobile solution in the marketplace today.”

“BlackBerry supports a wide range of wireless applications and continues to be the leading wireless platform for both large and small businesses,” said Mark Guibert, Vice President Corporate Marketing at Research In Motion. “We are very pleased to be working with Cbeyond to help small business professionals increase mobile productivity and enhance communications, collaboration and customer service.”

For Cbeyond’s business customers, BlackBerry Enterprise Server™ — Small Business Edition tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise™ systems to enable secure, push-based, wireless access to email and other business data.

In addition, BlackBerry Internet Service™ allows users to access up to ten business and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

The BeyondMobile service from Cbeyond is nationwide with no roaming charges. Customers receive a consolidated bill for all of their landline and mobile communications services and have only one number to call for support. The BlackBerry 7250 will retail for $449 on a two year contract from Cbeyond. Wireless email and data services will be priced at $40 per month which includes unlimited data usage. Cbeyond will offer a single voice plan of $40 for 500 monthly minutes plus six cents per minute thereafter.

About Cbeyond

Cbeyond (Nasdaq: CBEY) is an Atlanta-based managed services provider that delivers integrated packages of voice, mobile and broadband services to small businesses in Atlanta, Chicago, Dallas, Denver, Houston and Los Angeles. Cbeyond offers core communications services like local and long-distance voice, mobile and broadband Internet access along with enhanced applications, including voicemail, email, Web hosting, data backup, file-sharing, VPN and more. Cbeyond manages these services over a private, 100-percent Voice over Internet Protocol (VoIP) facilities-based network. For more information on Cbeyond, visit www.cbeyond.net.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward Looking Statements Regarding RIM

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

_________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 15, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller